EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31, (a)
	2012		2011		2010		2009	2008		2007
Income from continuing operations before noncontrolling interests	$32,804	(b)	$136,281	(b)	$137,916	(b)	$135,016	$100,268		$75,723
Add: Interest expense	16,227		63,407		69,509		82,111	85,222		93,390
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(116)		(1,323)		(1,156)		(1,217)	(1,304)		(1,407)
Earnings available for fixed charges	$48,915		$198,365		$206,269		$215,910	$184,186		$167,706

Fixed charges:
Interest incurred	$31,313		$120,644		$132,345		$148,207	$151,443		$142,492
Total fixed charges	31,313		120,644		132,345		148,207	151,443		142,492

Preferred stock dividends	7,483		28,357		28,357		28,357	24,225		12,020
Preferred stock redemption charge	5,978		—		—		—	—		2,799
Total combined fixed charges and preferred stock dividends	$44,774		$149,001		$160,702		$176,564	$175,668		$157,311

Consolidated Ratio of earnings to fixed charges (c)	1.56	(d)	1.64	(e)	1.56	(f)	1.46	1.22	(g)	1.18	(h)

Consolidated Ratio of earnings to combined fixed charges and preferred stock dividends (c)	1.09	(d)	1.33	(e)	1.28	(f)	1.22	1.05	(g)	1.07	(h)

(a)	Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.
(b)

Income from continuing operations before noncontrolling interests for the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, includes the gain on sales of land parcels of approximately $1.9 million, $46,000, and $59.4 million, respectively. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by real estate investment trusts (“REITs”) and earnings per share required by the Securities and Exchange Commission and the Financial Accounting Standards Board, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the statements of income and are included in the numerator for the computation of earnings per share for income from continuing operations. The land parcels we sold during the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition. Accordingly, for the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, we classified the $1.9 million, $46,000, and $59.4 million, respectively, gain on sales of land parcels below income from discontinued operations, net, in the condensed consolidated statements of income, and included the gain in income from continuing operations for the computation of earnings per share.

(c)

For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(d)

Ratios for the three months ended March 31, 2012, include the effect of losses on early extinguishment of debt aggregating $0.6 million and a preferred stock redemption charge of $6.0 million. Excluding the impact of losses on early extinguishment of debt and the preferred stock redemption charge, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 2012, were 1.58, and 1.28, respectively.

(e)

Ratios for the year ended December 31, 2011, include the effect of loss on early extinguishment of debt aggregating $6.5 million and a non-cash impairment charge of approximately $1.0 million. Excluding the impact of loss on early extinguishment of debt and the non-cash impairment charge, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2011, were 1.71 and 1.38, respectively.

(f)

Ratios for the year ended December 31, 2010, include the effect of loss on early extinguishment of debt aggregating $45.2 million. Excluding the impact of loss on early extinguishment of debt, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, were 1.90 and 1.56, respectively.

(g)

Ratios for the year ended December 31, 2008, include the effect of non-cash impairment charges aggregating $13.3 million for other-than-temporary declines in the fair value of certain investments. Excluding the impact of the non-cash impairment charges, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008, were 1.30 and 1.12, respectively.

(h)

Ratios for the year ended December 31, 2007, include the effect of a preferred stock redemption charge. Excluding the impact of this charge, the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007, was 1.09.